UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(1)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Securities for which Atlas Sand Holdings, LLC (“Holdings”) reports shared dispositive power include the following directly held securities: (a) 2,255,395 shares of Class A Common Stock of the Issuer, par value $0.01 per share (“Class A Common Stock”) and (b) 42,852,499 shares of Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), and an equivalent number of units (“Units”) representing ownership in Atlas Sand Operating, LLC (“Atlas Operating”), which together with the shares of Class B Common Stock are redeemable for 42,852,499 shares of Class A Common Stock. Ben M. Brigham is the sole manager of Atlas Sand Management Company, LLC (“ASMC”), which is the managing member of Holdings. Therefore, each of Mr. Brigham and ASMC may be deemed to beneficially own the shares reported by Holdings. Pursuant to a Voting Agreement (the “Voting Agreement”), dated as of March 8, 2023, by and among Holdings, ASMC, Atlas Sand Holdings II, LLC (“Holdings II”) and Atlas Sand Management Company II, LLC (“ASMC II”), Holdings II has the right to direct the voting of a number of shares equal to 51.0% of the aggregate number of shares held by Holdings and Holdings II. Therefore, (i) Holdings II has the right to direct the voting of, and may be deemed to beneficially own, 4,927,894 of the shares of Common Stock that are held directly by Holdings and (ii) the securities for which Holdings reports shared voting power do not include such shares of Common Stock.

(2)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the limited liability company agreement of Atlas Operating (the “Atlas Operating LLC Agreement”).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement. Ben M. Brigham is the sole manager of ASMC II, which is the managing member of Holdings II. Therefore, each of Mr. Brigham and ASMC II may be deemed to beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(2)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes 40,180,000 of the shares of Common Stock held directly by Holdings, and does not include 4,927,894 of the shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement.

(2)

Includes (a) 2,255,395 shares of Class A Common Stock and (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock. ASMC is the managing member of Holdings, and therefore may be deemed to beneficially own the shares reported as beneficially owned by Holdings.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings of which Holdings II has the right to direct the voting, and therefore may be deemed to beneficially own, pursuant to the Voting Agreement. ASMC II is the managing member of Holdings II, and therefore may be deemed to beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 300,000(1)
	8.	Shared voting power 82,000,000(2)
	9.	Sole dispositive power 300,000(1)
	10.	Shared dispositive power 82,000,000(2)

11.	Aggregate amount beneficially owned by each reporting person 82,300,000(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 82.3%(3)
14.	Type of reporting person IN

(1)	Includes 300,000 shares of Class A Common Stock held directly by Ben M. Brigham.
(2)

Includes (a) 2,255,395 shares of Class A Common Stock held directly by Holdings, (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock, and (c) 36,892,106 shares of Class A Common Stock held directly by Holdings II. Ben M. Brigham is the sole manager of ASMC and ASMC II, which are the managing members of Holdings and Holdings II, respectively. Therefore, Mr. Brigham may be deemed to beneficially own the shares reported as beneficially owned by each of Holdings and Holdings II.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of August 2, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2023 by and on behalf of Atlas Sand Holdings, LLC (“Holdings”), Atlas Sand Holdings II, LLC (“Holdings II”), Atlas Sand Management Company, LLC (“ASMC”), Atlas Sand Management Company II, LLC (“ASMC II”) and Ben M. Brigham (each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The 280,000 shares of Class A Common Stock purchased by Mr. Brigham on March 13, 2023, the 10,000 shares of Class A Common Stock purchased by Mr. Brigham on May 26, 2023, and the 10,000 shares of Class A Common Stock purchased by Mr. Brigham on June 5, 2023, were purchased for Mr. Brigham’s own account for the purpose of holding such shares as a personal investment.

On July 31, 2023, the Issuer entered into a Master Reorganization Agreement (the “MRA”) to reorganize under a new public holding company (the “Reorganization”). The Reorganization will allow the Issuer, among other things, to eliminate its “Up-C” structure and to transition to a single class of common stock held by all stockholders, as opposed to the two classes of common stock of the Issuer that are currently authorized, issued and outstanding: the Class A Common Stock and the Class B Common Stock, par value $0.01 per share (such shares, the “Class B Common Stock” and, together with the Class A Common Stock, the “Existing Common Stock”).

The parties to the MRA are: the Issuer; Atlas Sand Operating, LLC, a Delaware limited liability company and a direct, majority owned subsidiary of the Issuer (“OpCo”); New Atlas HoldCo Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“New Atlas”); AESI Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New Atlas (“PubCo Merger Sub”); Atlas Operating Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Atlas (“OpCo Merger Sub”); and Holdings. Holdings currently holds all of the issued and outstanding Class B Common Stock and all of the issued and outstanding membership interests in OpCo, designated as “Common Units” (the “OpCo Units”), not held by the Issuer. As used in this Amendment, the term “Downstairs Holder(s)” refers to Holdings or, in the event that any of the Class B Common Stock and corresponding OpCo Units currently held by Holdings are distributed or otherwise transferred prior to the consummation of the Reorganization, the holders of such securities following such distribution or transfer.

Pursuant to the MRA, (a) PubCo Merger Sub will be merged with and into the Issuer (the “PubCo Merger”), as a result of which (i) each share of the Class A Common Stock then issued and outstanding will be exchanged for one share of common stock of New Atlas, par value $0.01 per share (the “New Atlas Common Stock”), (ii) all of the Class B Common Stock then issued and outstanding will be surrendered by the Downstairs Holder(s) and cancelled for no consideration and (iii) the Issuer will survive the PubCo Merger (in such capacity, the “Surviving Corporation”) as a direct, wholly owned subsidiary of New Atlas; and (b) OpCo Merger Sub will be merged with and into OpCo (the “OpCo Merger” and, together with the PubCo Merger, the “Mergers”), as a result of which (i) each of the OpCo Units then issued, outstanding and held by the Downstairs Holder(s) will be exchanged for one share of New Atlas Common Stock and (ii) OpCo will become a wholly owned subsidiary (partially direct and partially indirect through the Surviving Corporation (i.e. the Issuer)) of New Atlas.

In connection with the Reorganization:

•

each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Mergers (the “Effective Time”) will be exchanged for one share of New Atlas Common Stock and the holders of Class A Common Stock at such time will become stockholders of New Atlas;

•	all of the Class B Common Stock issued and outstanding immediately prior to the Effective Time will be surrendered by the Downstairs Holder(s) and cancelled for no consideration;

•

each OpCo Unit issued and outstanding immediately prior to the Effective Time and held by the Downstairs Holder(s) will be exchanged for one share of New Atlas Common Stock, and the Downstairs Holder(s) will become stockholders of New Atlas;

•

the Issuer will continue to hold all of the issued and outstanding OpCo Units it held as of immediately prior to the Effective Time, such OpCo Units will otherwise be unaffected by the Reorganization (including the OpCo Merger), and such OpCo Units, together with the OpCo Units received by New Atlas in connection with the OpCo Merger, will constitute all of the OpCo Units issued and outstanding immediately following the Effective Time;

•

the Issuer will become a direct, wholly-owned subsidiary of New Atlas, each share of Class A Common Stock then held by New Atlas will be recapitalized into a single share, and New Atlas and the Issuer will collectively own 100% of the OpCo Units;

•

at the Effective Time, New Atlas will assume (a) the Issuer’s existing equity incentive plan (the “LTIP”), (b) all awards of restricted stock units and performance share units, in each case, whether vested or unvested, that are then outstanding under the LTIP, (c) the grant notices and agreements evidencing such awards, and (d) the then remaining unallocated share reserve issuable under the LTIP; and the terms and conditions that are in effect immediately prior to the Reorganization under each outstanding award assumed by New Atlas will continue in full force and effect after the Reorganization, with certain exceptions to reflect the completion of the Reorganization, such as each award being denominated with reference to shares of New Atlas Common Stock instead of Class A Common Stock and the performance share unit awards being in reference to performance of New Atlas instead of performance of the Issuer (with respect to the portion of the applicable performance period following the Reorganization);

•

at the Effective Time, that certain Registration Rights Agreement, dated March 8, 2023, by and among the Issuer, Ben M. Brigham and the other parties thereto (the “Existing Registration Rights Agreement”), and that certain Stockholders’ Agreement, dated March 8, 2023, by and among the Issuer, Holdings, Holdings II and Ben M. Brigham (the “Existing Stockholders’ Agreement”), are expected to be amended and restated by the respective parties thereto in order to, among other things, provide for the assumption of the Issuer’s obligations thereunder by New Atlas; the amended and restated registration rights agreement and the amended and restated stockholders’ agreement will each be substantially similar to the Existing Registration Rights Agreement and Existing Stockholders’ Agreement, respectively, but will contain certain administrative and clarifying changes to reflect the transition from a dual class capital structure to a single class of common stock;

•

as of the Effective Time, (a) New Atlas will assume the Issuer’s existing management change in control severance plan (and each participation agreement thereunder, if any, that is then outstanding) and (b) the terms and conditions of director compensation applicable to the members of the board of directors of the Issuer (the “Board”) (and any committees thereof) will be applied instead to members of the board of directors of New Atlas (and any committees thereof) (and any portion of such compensation to be granted in the form of equity-based awards will be granted in awards denominated with reference to shares of New Atlas Common Stock instead of Class A Common Stock);

•	the Issuer’s current directors and executive officers are expected to hold the same positions with New Atlas after the Reorganization; and

•	New Atlas will apply to have the shares of New Atlas Common Stock listed on the New York Stock Exchange under the ticker symbol “AESI,” which is the Issuer’s current trading symbol.

After completion of the Reorganization, New Atlas will replace the Issuer as the publicly held entity and, through its subsidiaries, will conduct all of the operations currently conducted by the Issuer, and the Issuer will remain the managing member of OpCo.

The consummation of the Reorganization, including the Mergers, is subject to the satisfaction or waiver of certain specified conditions in the MRA, including, among other things, (i) the receipt of approval of the Reorganization by the holders of a majority of the voting power of the outstanding shares of Existing Common Stock entitled to vote thereon, (ii) the registration statement on Form S-4 filed by New Atlas in connection with the Mergers (the “Reorganization Registration Statement”) having been declared effective by the SEC under the Securities Act of 1933, as amended, (iii) the shares of New Atlas Common Stock issuable in connection with the Mergers having been approved for listing on the New York Stock Exchange, and (iv) at least 20 calendar days having elapsed since the Issuer mailed the information statement of the Issuer and prospectus of New Atlas that are each included in the Reorganization Registration Statement to the Issuer’s stockholders.

The foregoing description is qualified in its entirety by reference to the MRA, which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including capital stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the capital stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended to read as follows:

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

8	Master Reorganization Agreement, dated as of July 31, 2023, by and among Atlas Energy Solutions Inc., Atlas Sand Operating, LLC, New Atlas HoldCo Inc., AESI Merger Sub Inc., Atlas Operating Merger Sub, LLC and Atlas Sand Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as Attorney-in-Fact

ATLAS SAND HOLDINGS, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND HOLDINGS II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

[Signature Page to Schedule 13D]